Issuer Free Writing Prospectus, dated February 5, 2025
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated February 5, 2025
Registration Statement Nos. 333-276954, 333-276954-01,
333-276954-02 and 333-276954-03

Healthpeak OP, LLC

guaranteed by

Healthpeak Properties, Inc.

DOC DR, LLC

DOC DR Holdco, LLC

Final Term Sheet

5.375% Senior Notes due 2035

This term sheet relates only to the securities described below and should be read together with Healthpeak OP, LLC’s and Healthpeak Properties, Inc.’s preliminary prospectus supplement dated February 5, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 5, 2025, and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak OP, LLC

Guarantors:	Healthpeak Properties, Inc., DOC DR, LLC and DOC DR Holdco, LLC

Trade Date:	February 5, 2025

Settlement Date:	February 14, 2025 (T+7)

Anticipated Ratings (Moody’s / S&P)*:	Baal (Stable) / BBB+ (Stable)

Securities Offered:	5.375% Senior Notes due 2035

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	February 15, 2035

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2025

Benchmark Treasury:	4.250% due November 15, 2034

Benchmark Treasury Price/Yield:	98-22+ / 4.414%

Spread to Benchmark Treasury:	+102 basis points

Yield to Maturity:	5.434%

Coupon:	5.375% per year

Price to Public:	99.549% of the principal amount, plus accrued interest, if any

* A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to November 15, 2034 (the “Par Call Date”), +20 basis points On and after the Par Call Date, at par

CUSIP / ISIN:	42250G AA1 / US42250GAA13

Total Net Proceeds:	Approximately $494,495,000, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to repay borrowings outstanding under its commercial paper program and for general corporate purposes, which may include repaying or repurchasing other indebtedness, working capital, acquisitions, development and redevelopment activities, and capital expenditures. Pending application of the net proceeds from the offering for the foregoing purposes, such proceeds may initially be invested in short-term securities.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Credit Agricole Securities (USA) Inc.

RBC Capital Markets, LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

U.S. Bancorp Investments, Inc.

Capital One Securities, Inc.

Raymond James & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

The Issuer expects that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the seventh business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the notes more than one business day before the scheduled settlement date should consult their advisors.

The Issuer and the Guarantors have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, BNP Paribas Securities Corp. toll- free at (800) 854-5674, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, PNC Capital Markets LLC toll-free at (855) 881-0697 or TD Securities (USA) LLC toll-free at (855) 495-9846.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.